EXHIBIT 99.1

Brookfield Infrastructure Reports Strong First Quarter 2026 Results

This news release constitutes a “designated news release” for the purposes of the prospectus supplement dated November 19, 2025 to the short form base shelf prospectus of Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P. dated January 29, 2025

BROOKFIELD, NEWS, April 29, 2026 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (Brookfield Infrastructure, BIP, or the Partnership) (NYSE: BIP; TSX: BIP.UN) today announced its results for the first quarter ended March 31, 2026.

“Brookfield Infrastructure delivered strong results in the first quarter while continuing to advance a number of strategic initiatives across the business,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “Our strategic partnerships with high-quality counterparties are increasingly an important driver of growth, expanding our opportunity set and reinforcing our position as a partner of choice for large-scale infrastructure investment.”

Overview

Brookfield Infrastructure generated funds from operations (FFO) per unit of $0.90, a 10% increase compared to the previous year. This was driven by strong base business results, with FFO from our data and midstream segments in particular increasing 46% and 12%, respectively, compared to Q1 2025. Results in our utilities and transport segments were also notable, reflecting resilient underlying performance, with the current period results reflecting higher levels of capital recycling activity achieved during 2025.

During the quarter, we executed on a number of strategic and capital allocation priorities. We secured approximately $400 million of new investment opportunities, including the launch of a new equipment leasing platform with an original equipment manufacturer (OEM) and an additional project under our partnership with Bloom Energy. We have also made meaningful progress towards our 2026 capital recycling goal, with proceeds secured of $1 billion to date. This reinforces our ability to self-fund growth by monetizing mature assets at attractive valuations.

	For the three months ended March 31
US$ millions (except per unit amounts), unaudited[1]	2026	2025
Net (loss) income[2]	$(61)	$125
– per unit[3]	$(0.20)	$0.04
FFO[4]	$709	$646
– per unit[5]	$0.90	$0.82

Brookfield Infrastructure reported a net loss of $61 million for the three-month period ended March 31, 2026 compared to net income of $125 million in the prior year. Strong growth within our operations was achieved but, on a one-time basis, was offset by unrealized hedge losses in our midstream segment, driven by elevated commodity prices. As these hedges settle, we expect to benefit from higher commodity prices in our earnings as the year progresses.

FFO for the first quarter was $709 million, representing a 10% increase compared to the prior year. The increase reflects organic growth at the high end of our target range of 6% to 9%, driven by higher inflation-linked revenues, strong utilization in our midstream segment, and the commissioning of over $1.7 billion of projects from our capital backlog since Q1 2025. The increase also reflects the contribution from $1.4 billion of new investments completed over the last 12 months, offset by the foregone earnings from over $3.6 billion of asset sales completed over the same period.

Strategic Initiatives

We have had an active start to the year, with business development activity resulting in new strategic capital partnerships and continued progress under established frameworks. These partnerships are bilaterally sourced with high-quality counterparties, providing exclusive access to investment opportunities that require long-duration capital at scale. Increasingly, these frameworks are becoming a more meaningful avenue for growth, reinforcing Brookfield Infrastructure’s position as a partner of choice for the world’s leading companies and expanding our opportunity set to deploy large-scale capital at attractive risk-adjusted returns.

During the quarter, we established a new framework with a leading global investment-grade OEM, launching an exclusive leasing platform for large, mission-critical and long-lived industrial equipment. Through this platform, we will provide long-term leasing solutions that are expected to generate predictable cash flows without residual value, interest rate or refinancing risk. We will have the sole discretion to enter leases under the framework, which contemplates up to $1.5 billion of total equity deployment (BIP’s share – approximately $375 million).

Our $5 billion strategic partnership with Bloom Energy to install up to 1 GW of behind-the-meter power generation advanced further during the quarter, with the signing of an additional $430 million capex project, bringing total capex committed under the framework to approximately $1.6 billion. BIP’s total equity commitment associated with the framework to date is approximately $60 million. Given the success of the behind-the-meter solution, and strong customer demand for speed-to-market, we may have the ability to expand the platform in the coming months.

We also remain on track to close Clarus, New Zealand’s leading gas infrastructure utility, in Q2 2026 for an equity purchase price of approximately $270 million (BIP’s share – approximately $70 million).

Following last year’s record asset sales, we made excellent progress on achieving our 2026 target, securing nearly $1 billion of capital recycling proceeds to date. This includes closing the initial tranche of our partnership on a portfolio of stabilized and under-construction data centers in North America and closing the sale of the largest of four concessions within our Brazilian electricity transmission business. We also completed a secondary sale of a 12% interest in our North American gas storage business. Subsequent to quarter end, we signed an agreement to sell our bulk liquid storage business, the largest independent storage provider in Scandinavia.

Segment Performance

The following table presents FFO by segment:

	For the three months ended March 31
US$ millions, unaudited[1]	2026	2025
FFO by segment
Utilities	$201	$192
Transport	283	288
Midstream	190	169
Data	149	102
Corporate	(114)	(105)
FFO[4]	$709	$646

The utilities segment generated FFO of $201 million, up 5% over the prior year. The increase was primarily driven by inflation indexation and the contribution from over $500 million of capital commissioned into rate base, along with the contribution from our recently acquired South Korean industrial gas business. The strong base business performance was partially offset by the loss of earnings from the sale of the largest of four concessions within our Brazilian electricity transmission operation and the sale of our Mexican regulated natural gas transmission pipelines in Q1 2025.

FFO for the transport segment was $283 million, compared to $288 million in the same period last year. The decrease was primarily attributable to the sales of our Australian export and container terminal operations, the sale of a 34% interest in our U.K. port operation, and the disposition of a 66% interest in a portfolio of fully contracted containers at our global intermodal logistics business. This was partially offset by the acquisition of our North American railcar leasing platform that closed on January 1. After adjusting for these factors, FFO was ahead of the prior year, reflecting higher volumes and tariffs generally across our rail and toll road businesses, partially offset by lower volumes at our Brazilian rail and port logistics business reflecting weather-related constraints during the quarter.

Our midstream segment generated FFO of $190 million, up 12% compared to the same period last year. The increase reflects attractive commodity pricing, strong asset utilization and robust customer activity levels across our portfolio. Results also benefited from the contribution of our recently acquired U.S. refined products pipeline system, partially offset by lost contribution from the sale of our U.S. gas pipeline in Q2 2025.

The data segment generated FFO of $149 million, representing a step change increase of 46% compared to the prior year. The increase was driven by the contribution from our U.S. bulk fiber network, which we acquired in Q3 2025, and organic growth across our data storage businesses, which included income generated by our global data center developers and the commissioning of over 200 MW of operating data centers into earnings over the last year.

Balance Sheet and Liquidity

The first quarter experienced elevated market volatility, driven by geopolitical tensions and continued uncertainty around the direction of central bank policy. Despite this backdrop, our proactive approach to managing debt maturities, together with a disciplined financing strategy, allowed us to remain opportunistic in the capital markets. During the quarter, we refinanced approximately $1.5 billion of non-recourse debt on a net-to-BIP basis, with no incremental borrowing costs for the business. We also completed several financings at the asset level to fund contracted growth initiatives. Some notable transactions include:

  At our U.S. LNG export terminal, we opportunistically repriced a $2.2 billion term loan to reduce credit spreads by 25 basis points, saving $5 million annually and extending the average term to seven years.

  At our North American railcar leasing platform, we completed the inaugural issuance of $1 billion of investment grade bonds at attractive credit spreads to partially refinance the acquisition facility.

  At our U.S. hyperscale data center business, we successfully raised $830 million of investment grade asset-backed securities to fund contracted growth.

  At our global intermodal logistics operation, we issued $600 million of seven-year bonds in the investment grade market and $175 million of preferred shares to prefund near-term maturities, enhance balance sheet efficiency, and diversify the business’s capital sources.

Our balance sheet remains well capitalized, with liquidity at the end of the first quarter totaling $5.3 billion, of which $2.5 billion was at the corporate level. Our maturity profile remains well-laddered, with approximately 5% of our non-recourse debt maturing over the next 12 months and no corporate debt maturities until 2027.

During the first quarter, we issued 3 million BIPC shares under the at-the-market equity program, raising approximately $140 million. The proceeds were used to repurchase BIP units on a 1-for-1 basis. Since launching the program, we have raised approximately $180 million through the issuance of approximately 3.8 million shares.

BIP and BIPC Structure

At the direction of the Board, we have recently begun exploring whether a single combined corporate structure would be the best path forward. The goal is to determine if, on a tax-free basis, we can create a single corporate security that would enhance liquidity, increase index inclusion, and create value for our investors.

Distribution and Dividend Declaration

The Board of Directors of BIP declared a quarterly distribution in the amount of $0.455 per unit, payable on June 30, 2026 to unitholders of record as at the close of business on May 29, 2026. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 9 and Series 11 have been declared, which will also be payable on June 30, 2026 to holders on May 29, 2026. The Series 13 and Series 14 regular quarterly dividends have also been declared and will be payable on June 15, 2026 to holders on May 29, 2026. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.455 per share, also payable on June 30, 2026 to shareholders of record as at the close of business on May 29, 2026.

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s first quarter 2026 results and supplemental information, under the investor relations section at https://bip.brookfield.com.

To participate in the conference call today at 9:00am ET, please pre-register at https://register-conf.media-server.com/register/BIeb7b7ecb8ee44aaeb2d2a5d6e821974b. Upon registering, you will be emailed a dial-in number, and unique PIN. The conference call will also be webcast live at https://edge.media-server.com/mmc/p/vvuf582m.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager, headquartered in New York with over $1 trillion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investors:
John Hamlin	Stephen Fukuda
Director	Managing Director
Communications	Corporate Development & Investor Relations
Tel: +44 204 557 4334	Tel: +1 416 956 5129
Email: john.hamlin@brookfield.com	Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities referred to herein, nor shall there be any offer for sale, or solicitation of an offer to buy, any of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of any securities referred to herein will be made solely by means of a prospectus and an accompanying prospectus supplement relating to that offering.

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares and class A.2 exchangeable shares.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders and shareholders are urged to consult their tax advisors with respect to their particular circumstances.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 13 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares and class A.2 exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the three-month period ended March 31, 2026 of 459.8 million (2025: 461.9 million).
  We define FFO as net income excluding the impact of certain non-cash items including depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to normal revenue earning activities or that are not normal, recurring cash operating expenses necessary for business operations. FFO is not adjusted for the income (loss) earned by data center developers which is generated through the development, commercialization, and sale of completed sites. The inclusion of this income reflects the operating performance of such investments and includes income (or losses) recognized in the current and prior periods. FFO also includes balances attributable to the Partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 11 of this release. Readers are encouraged to consider both measures in assessing our company’s results.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three-month period ended March 31, 2026 was 791.9 million (2025: 792.3 million).

Brookfield Infrastructure Partners L.P. Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Mar. 31, 2026	Dec. 31, 2025

Assets
Cash and cash equivalents	$2,458	$3,201
Financial assets	21	173
Property, plant and equipment and investment properties	69,338	69,568
Intangible assets and goodwill	34,675	34,975
Investments in associates and joint ventures	6,350	6,377
Assets held for sale	—	2,346
Deferred income taxes and other	11,667	11,510
Total assets	$124,509	$128,150

Liabilities and partnership capital
Corporate borrowings	$4,989	$4,947
Non-recourse borrowings	59,504	59,551
Financial liabilities	3,339	3,424
Liabilities on held for sale assets	—	1,289
Deferred income taxes and other	22,443	23,399

Partnership capital
Limited partners	4,616	4,889
General partner	24	25
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,917	2,017
Exchangeable units/shares[1]	1,535	1,501
Perpetual subordinated notes	293	293
Interest of others in operating subsidiaries	25,120	26,086
Preferred unitholders	729	729
Total partnership capital	34,234	35,540
Total liabilities and partnership capital	$124,509	$128,150
  Includes non-controlling interest attributable to BIPC exchangeable shares and class A.2 exchangeable shares, BIPC exchangeable LP units and Exchange LP units.

Brookfield Infrastructure Partners L.P. Consolidated Statements of Operating Results

	For the three months ended March 31
US$ millions, except per unit information, unaudited	2026	2025

Revenues	$6,301	$5,392
Direct operating costs	(4,605)	(3,964)
General and administrative expense	(109)	(97)
	1,587	1,331
Interest expense	(1,047)	(899)
Share of (losses) earnings from associates and joint ventures	(41)	123
Mark-to-market losses	(115)	(126)
Other (expense) income	(129)	249
Income before income tax	255	678
Income tax (expense) recovery
Current	(158)	(190)
Deferred	51	38
Net income	148	526
Non-controlling interest of others in operating subsidiaries	(209)	(401)
Net (loss) income attributable to partnership	$(61)	$125

Attributable to:
Limited partners	$(86)	$26
General partner	86	80
Non-controlling interest
Redeemable partnership units held by Brookfield	(35)	12
Exchangeable units/shares[1]	(26)	7
Basic and diluted (loss) income per unit attributable to:
Limited partners[2]	$(0.20)	$0.04
  Includes non-controlling interest attributable to BIPC exchangeable shares and class A.2 exchangeable shares, BIPC exchangeable LP units and Exchange LP units.
  Average number of limited partnership units outstanding on a time weighted average basis for the three-month period ended March 31, 2026 was 459.8 million (2025: 461.9 million).

Brookfield Infrastructure Partners L.P. Consolidated Statements of Cash Flows

	For the three months ended March 31
US$ millions, unaudited	2026	2025

Operating activities
Net income	$148	$526
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	143	141
Depreciation and amortization expense	1,075	960
Mark-to-market, provisions and other	216	(148)
Deferred income tax recovery	(51)	(38)
Change in non-cash working capital, net	(638)	(573)
Cash from operating activities	893	868

Investing activities
Net proceeds from (investments in):
Operating assets	1,077	431
Long-lived assets	(2,032)	(798)
Financial assets	35	235
Net settlements of foreign exchange contracts	(18)	(2)
Other investing activities	(56)	30
Cash used by investing activities	(994)	(104)

Financing activities
Distributions to limited and general partners	(461)	(437)
Net borrowings (repayments):
Corporate	90	186
Subsidiary	676	(563)
Exchangeable shares issued, net of unit repurchases	29	2
Net capital provided to non-controlling interest	(803)	(415)
Lease liability repaid and other	(172)	(175)
Cash used by financing activities	(641)	(1,402)

Cash and cash equivalents
Change during the period	$(742)	$(638)
Cash reclassified as held for sale	—	(39)
Impact of foreign exchange and other on cash	(1)	69
Balance, beginning of period	3,201	2,071
Balance, end of period	$2,458	$1,463

Brookfield Infrastructure Partners L.P. Reconciliation of Net Income to Funds from Operations

	For the three months ended March 31
US$ millions, unaudited	2026	2025

Net income	$148	$526
Add back or deduct the following:
Depreciation and amortization	1,075	960
Share of losses (earnings) from investments in associates and joint ventures	41	(123)
FFO contribution from investments in associates and joint ventures[1]	217	234
Deferred tax recovery	(51)	(38)
Mark-to-market losses	115	126
Other expenses (income)[2]	229	(132)
Consolidated Funds from Operations	$1,774	$1,553
FFO attributable to non-controlling interests[3]	(1,065)	(907)
FFO	$709	$646

  FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method.
  Other (income) expense corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on acquisitions and dispositions of subsidiaries, associates and joint ventures, gains or losses relating to foreign currency translation reclassified from accumulated comprehensive income to other expense, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, impairment losses, and gains or losses on debt extinguishment.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Infrastructure Partners L.P. Statements of Funds from Operations per Unit

	For the three months ended March 31
US$, unaudited	2026	2025

(Loss) income per limited partnership unit[1]	$(0.20)	$0.04
Add back or deduct the following:
Depreciation and amortization	0.58	0.54
Deferred taxes and other items	0.52	0.24
FFO per unit[2]	$0.90	$0.82

  Average number of limited partnership units outstanding on a time weighted average basis for the three-month period ended March 31, 2026 was 459.8 million (2025: 461.9 million).
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three-month period ended March 31, 2026 was 791.9 million (2025: 792.3 million).

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 9 of this release, which is prepared in accordance with IFRS. Management uses FFO per unit as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Corporation Reports Solid First Quarter 2026 Results

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today declared a quarterly dividend in the amount of $0.455 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on June 30, 2026 to shareholders of record as at the close of business on May 29, 2026. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by Brookfield Infrastructure Partners L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN) on its units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of BIP. We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s supplemental information and its other continuous disclosure filings. BIP’s supplemental information is available at https://bip.brookfield.com. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at https://sec.gov or on SEDAR+ at https://sedarplus.ca.

Results

The net income of BIPC is captured in the Partnership’s financial statements and results.

BIPC reported net income of $36 million for the three-month period ended March 31, 2026, compared to net income of $762 million in the prior year. The decrease is primarily due to the impact of the revaluation on our own Shares that are classified as liabilities under IFRS and foreign exchange on loans with BIP denominated in Canadian dollars, in addition to gains recognized in the prior period from the partial sale of a portfolio of stabilized containers at our global intermodal logistics business. Current period results benefited from inflation-indexation across our businesses and capital commissioned into rate base at our U.K. regulated distribution business, which was largely offset by higher financing costs and an increase in dividends paid on our exchangeable shares that are classified as interest expense, resulting from a 6% increase in our quarterly dividend compared to the prior year.

Cautionary Statement Regarding Forward-looking Statements

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities referred to herein, nor shall there be any offer for sale, or solicitation of an offer to buy, any of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of any securities referred to herein will be made solely by means of a prospectus and an accompanying prospectus supplement relating to that offering.

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Brookfield Infrastructure Corporation Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Mar. 31, 2026	Dec. 31, 2025

Assets
Cash and cash equivalents	$589	$431
Due from Brookfield Infrastructure	1,691	1,574
Property, plant and equipment	14,110	14,198
Intangible assets	3,219	3,102
Investments in associates	273	295
Goodwill	1,704	1,680
Deferred tax asset and other	2,627	2,745
Total assets	$24,213	$24,025

Liabilities and equity
Accounts payable and other	$1,058	$1,208
Loans payable to Brookfield Infrastructure	101	100
Shares classified as financial liability	5,354	5,129
Non-recourse borrowings	13,341	13,169
Financial liabilities	39	23
Deferred tax liabilities and other	2,410	2,391

Equity
Equity in net assets attributable to the Partnership	(1,460)	(1,299)
Non-controlling interest	3,370	3,304
Total equity	1,910	2,005
Total liabilities and equity	$24,213	$24,025

Brookfield Infrastructure Corporation Consolidated Statements of Operating Results

	For the three months ended March 31
US$ millions, unaudited	2026	2025

Revenues	$884	$929
Direct operating costs	(345)	(355)
General and administrative expenses	(21)	(19)
	518	555
Interest expense	(305)	(273)
Share of earnings from investments in associates	4	—
Remeasurement of financial liability associated with our exchangeable shares[1]	(85)	307
Mark-to-market and other	(12)	268
Income before income tax	120	857
Income tax (expense) recovery
Current	(71)	(117)
Deferred	(13)	22
Net Income	$36	$762

Attributable to:
Partnership	$(112)	$389
Non-controlling interest	148	373

  Reflects (losses) gains on shares with an exchange/redemption option that are classified as liabilities under IFRS.

Brookfield Infrastructure Corporation Consolidated Statements of Cash Flows

	For the three months ended March 31
US$ millions, unaudited	2026	2025

Operating activities
Net income	$36	$762
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	23	—
Depreciation and amortization expense	159	195
Mark-to-market and other	29	(259)
Remeasurement of financial liability associated with our exchangeable shares	85	(307)
Deferred income tax expense (recovery)	13	(22)
Change in non-cash working capital, net	(162)	(126)
Cash from operating activities	183	243

Investing activities
Disposal of subsidiaries, net of cash disposed	—	431
Purchase of long-lived assets, net of disposals	(133)	(74)
Other investing activities	—	(389)
Cash used by investing activities	(133)	(32)

Financing activities
Net capital provided to non-controlling interest	(46)	(151)
Net borrowings	(37)	(470)
Exchangeable shares issued, net of costs	139	—
Other financing activities	30	(36)
Cash from (used by) financing activities	86	(657)

Cash and cash equivalents
Change during the period	$136	$(446)
Impact of foreign exchange on cash	22	46
Balance, beginning of period	431	674
Balance, end of period	$589	$274